Morgan Stanley U.S. Government Securities Trust

522 Fifth Avenue

New York, NY 10036

April 30, 2010

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:	Larry Greene, Division of Investment Management
Mail Stop 0505

Re:	Morgan Stanley U.S. Government Securities Trust (the “Fund”)
(File No. 333-18983; 811-05415)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A, filed with the Securities and Exchange Commission (the “Commission”) on February 25, 2010 incorporating changes to the Prospectus and Statements of Additional Information (“SAIs”).  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 33 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about April 30, 2010.

GENERAL COMMENTS TO FORM N-1A

Comment 1.	Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.          This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

Comment 2.	Please consider adding risk disclosure regarding the credit crisis and related market turbulence as it pertains to the securities in which the Fund invests.

Response 2.          The Fund has reviewed the risk disclosure in the Prospectus and believes that the sections entitled “Fund Summary—Principal Risks” and “Additional Information about the Fund’s Investment Objective, Strategies and Risks” currently provide adequate disclosure relating to the risks of the securities in which the Fund invests. Thus, the Fund respectfully believes that additional disclosure is not necessary.

Comment 3.	Please include the enhanced disclosure regarding director qualifications and past directorships pursuant to the Commission’s amendments to the proxy rules and Form N-1A.

Response 3.          We have revised the disclosure accordingly.

Comment 4.	Please ensure that the font size used in the registration statement complies with the requirements of Rule 420 under the Securities Act of 1933.

Response 4.          The font size complies with the requirements of Rule 420.

Comment 5.	Please revise the paragraph under the section entitled “Fees and Expenses” in the Summary section of each Prospectus to delete the word “briefly.”

Response 5.          The disclosure has been revised accordingly.

Comment 6.	Please change the caption in the Fee Table from “Advisory Fee” to “Management Fee.”

Response 6.          We respectfully acknowledge your comment; however, we refer to this fee as an advisory fee in the Prospectus and SAIs and prefer to keep this caption consistent across all funds in the Morgan Stanley Fund Complex.

Comment 7.

In the future, please provide completed Fee Tables (including any footnotes) to the Staff in the 485(a) filing to the extent that such information is available at the time of filing; however, please include such completed Fee Tables in the upcoming 485(b) filing.

Response 7.          The Fund acknowledges the Staff’s comment and will provide completed Fee Tables (including any footnotes) in the Fund’s 485(b) filing which will be filed on or about April 29, 2010.

Comment 8.	Please confirm supplementally that there is no provision for the recoupment or recapture of fees that have been waived.

Response 8.          There is currently no provision for the recoupment or recapture waived fees.

Comment 9.	Please delete the parenthetical language in the paragraph that immediately precedes the Example tables.

Response 9.          We respectfully acknowledge the Staff’s comment; however, we believe that this language is needed to understand the amounts reflected in the Example tables.

Comment 10.	Please include the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses table, if appropriate.

Response 10.        This line item is not applicable to the Fund at this time.

Comment 11.	Please delete the asterisk footnote immediately following the Fee Table.

Response 11.        We respectfully acknowledge the Staff’s comment; however, we believe that this language is needed to understand the amounts reflected in the Example tables.

Comment 12.	Please delete footnotes 1 and 2 following the Fee Table.

Response 12.        We respectfully acknowledge your comment; however, we believe that the disclosure contained in footnotes 1 and 2 is permitted by Form N-1A.

Comment 13.

With respect to footnote 3 to the Fee Table, please insert “Class B” between the first and second words.  Please delete the second sentence and replace with “and the Class C CDSC is only applicable if you sell your shares within one year after purchase.”  Please delete footnote 4.

Response 13.        The requested changes have been made; however, we believe that the second sentence is applicable and therefore that disclosure remains.

Comment 14.

In the section entitled “Fund Summary—Principal Investment Strategies,” the disclosure indicates that derivative instruments will be counted towards the Fund’s exposure to securities included in its investment strategies to the extent that the derivatives in which the Fund invests have “economic characteristics” similar to the securities included within those strategies. Please explain what economic considerations are analyzed in making this determination.

Response 14.        We believe that derivatives can be used to gain exposure to one or more of the types of securities included in Fund’s investment policies.  In the release adopting Rule 35d-1, the Commission recognized that an investment company may include a synthetic instrument in its “names rule” basket if it has economic characteristics similar to the securities included in that basket.  See Investment Company Act Release No. 24828 (Jan. 17, 2001) at note 13. In accordance with the Commission’s interpretive guidance, the Fund would apply exposure from derivatives towards its investment basket (whether or not the Fund is subject to the “names rule”) only if the exposure has economic characteristics similar to securities included within such policies.

Comment 15.	Please delete the paragraph following the bar chart under the section entitled “Annual Total Returns—Calendar Years” in the Summary section of the Prospectus.

Response 15.        The paragraph has been deleted as requested and a portion of this disclosure has been moved to the paragraph that precedes the Annual Total Returns table.

Comment 16.

Pursuant to General Instruction C. 3.(b) of Form N-1A, the information required by Items 2 through 8 of Form N-1A may not include disclosure other than that required or permitted by those items.  Please ensure that the footnotes following the Average Annual Total Return table are required or permitted by the Form.

Response 16.        We respectfully acknowledge your comment; however, we believe that the footnotes following the referenced table are either specifically permitted by Form N-1A or explanatory in nature and do not alter or add to the disclosure permitted in the Average Annual Total Return table.

Comment 17.

Please delete  “only for the Fund’s Class B shares and returns are” from the first sentence of the last paragraph under the section entitled “Average Annual Total Returns” in the Summary section of the Prospectus.  In addition, please delete the last sentence of that same paragraph if after-tax returns are not higher than before-tax returns.

Response 17.        The requested change to the first sentence of the paragraph has been made.  With respect to the last sentence of the paragraph, we respectfully acknowledge the Staff’s comment; however, we believe that the current disclosure is permitted by Form N-1A.

Comment 18.

Please revise the disclosure in the section of the Prospectus entitled “Fund Summary—Investment Adviser—Portfolio Managers” to read as follows: “The Fund is managed by members of the [     ] team.  Information about the member[s] jointly and primarily responsible…”

Response 18.        The disclosure has been revised accordingly.

Comment 19.	Please revise the disclosure in the section of the Prospectus entitled “Fund Summary—Purchase and Sale of Fund Shares” as follows:

(a) Delete the first paragraph;

(b) Delete the asterisk footnote below the “Minimum Investment Amounts” table;

(c) Delete the first sentence of the paragraph immediately following the “Minimum Investment Amounts” table;

Response 19.        With respect to Comment 19(a), the disclosure has been revised accordingly.  With respect to Comments 19(b) and (c), we respectfully acknowledge the Staff’s comments; however, we believe that the disclosure is appropriate.

Comment 20.

Please revise the first sentence of the disclosure in the section of the Prospectus entitled “Fund Summary—Payments to Broker-Dealers and Other Financial Intermediaries” to delete “which may be affiliated or unaffiliated with the Adviser,” and “(out of their own funds and not as an expense of the Fund)”.

Response 20.        The disclosure has been revised accordingly.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 21.	The Statement of Additional Information contains disclosure relating to investments in inverse floaters. If the Fund creates inverse floaters, please add appropriate risk disclosure.

Response 21.        The Fund does not currently create inverse floaters.

Comment 22.

The Statement of Additional Information contains disclosure on Combined Transactions.  If these types of transactions are principal investment strategies of the Fund, they should be disclosed in the Prospectus.

Response 22.        While the Fund is permitted to enter into combined transactions, doing so is not a “principal investment strategy” of the Fund as that term is defined in Item 4 of Form N-1A and, therefore, we believe this disclosure is appropriately placed in the SAI only.

Comment 23.

The Fund’s concentration policy in Investment Restriction #1 provides an exception for bank obligations and obligations issued or guaranteed by the U.S. Government.  Please state whether bank obligations issued by U.S. branches of foreign banks are considered to be part of this exception.

Response 23.        U.S. branches of foreign banks are considered to be part of this exception.

As you have requested and consistent with Commission Release 2004-89, the Fund hereby acknowledges that:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6960 (tel) or (646) 329-9957 (fax) or Stuart Strauss of Dechert LLP at (212) 698-3529 (tel) or (212) 698-0453 (fax).  Thank you.

Best regards,

/s/ Lou Anne McInnis

Lou Anne McInnis